AB 3/12

KH 3/11

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67798

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulger Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Turner Street
(No. and Street)

Waltham	MA	02453
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wayne M. Fitzpatrick (781) 398-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

1 Highwood Drive	Tewksbury	MA	01876
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11019480

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/17

OATH OR AFFIRMATION

I, Wayne M. Fitzpatrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bulger Capital, LLC and Subsidiary, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RYAN ALLEN
MY COMMISSION EXPIRES MAY 12, 2017
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

general assessment reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12-31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

To be filed by all SIPC members with fiscal year endings

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067798 FINRA DEC
BULGER CAPITAL LLC 12*12
130 TURNER ST STE 530 BLDG 3
WALTHAM MA 02453-8929

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 3,528.84

B. Less payment made with SIPC-6 filed (exclude interest) (764.39)
10-05-10
Date Paid

C. Less prior overpayment applied (2,729.53)

D. Assessment balance due or (overpayment) 34.92

E. Interest computed on late payment (see instruction E) for 145 days at 20% per annum 82.09

F. Total assessment balance and interest due (or overpayment carried forward) $ 117.01

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 117.01

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bulger Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 27 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

deTer minaTion of "SiPC neT oPer aTing r eVenUeS" and gener al aSSeSSmenT

Amounts for the fiscal period
beginning 01, 2010
and ending 12, 2010
eliminate cents

item no.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,411,537
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,411,537
2e. General Assessment @ .0025	$ 3,528.84

(to page 1, line 2.A.)

To the Members
Bulger Capital, LLC and Subsidiary
Waltham, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated statements of financial condition of Bulger Capital, LLC and Subsidiary (collectively referred to as the "LLC") as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in members' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bulger Capital, LLC and Subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 and other information under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 28, 2011

December 31		2010		2009
Assets				
Current Assets:				
Cash	$	2,979,173	$	76,017
Certificate of Deposit		-		859,284
Commissions and Accounts Receivable		296,659		3,673,934
Due from Related Parties		3,213		88,653
Prepaid Expenses		129,203		6,265
Investments in Available for Sale Securities, at Fair Value		231,388		-
Total Current Assets		3,639,636		4,704,153
Due from Members		-		159,146
Property and Equipment, Net of Accumulated Depreciation		45,177		60,251
Investment in Bulger Capital Partners GP, L.P.		521,376		378,008
Total Assets	$	4,206,189	$	5,301,558
Liabilities and Members' Equity				
Current Liabilities:				
Accounts Payable and Accrued Expenses	$	34,964	$	716,913
Deferred Revenue		-		8,333
Total Current Liabilities		34,964		725,246
Members' Equity		4,171,225		4,576,312
Total Liabilities and Members' Equity	$	4,206,189	$	5,301,558

The accompanying notes are an integral part of these consolidated financial statements.

For the Years Ended December 31	2010	2009
Revenue	$ 1,369,406	$ 4,181,372
General and Administration Expenses:		
Payroll and Benefits	1,462,405	1,439,857
Administration Expenses	688,671	619,886
Total General and Administration Expenses	2,151,076	2,059,743
(Loss) Income from Operations	(781,670)	2,121,629
Other Income (Expense):		
Interest Income	7,638	37,104
Gain (Loss) on Equity Investment in Bulger Capital Partners GP, L.P.	220,907	(1,519)
Total Other Income	228,545	35,585
Net (Loss) Income	$ (553,125)	$ 2,157,214

The accompanying notes are an integral part of these consolidated financial statements.

For the Years Ended December 31	2010	2009
Members' Equity, Beginning	$ 4,576,312	$ 2,484,160
Members' Distributions	-	(65,062)
Components of Comprehensive Income:		
Net (Loss) Income	(553,125)	2,157,214
Unrealized Gain on Investments in Available for Sale Securities	148,038	-
Total Comprehensive (Loss) Income	(405,087)	2,157,214
Members' Equity, Ending	$ 4,171,225	$ 4,576,312

The accompanying notes are an integral part of these consolidated financial statements.

For the Years Ended December 31	2010	2009
Cash Flows from Operating Activities:		
Net (Loss) Income	$ (553,125)	$ 2,157,214
Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by (Used in) Operating Activities:		
Depreciation	32,861	15,600
Non-Cash Compensation	14,442	-
(Gain) Loss on Equity Investment in Bulger Capital Partners GP, L.P.	(220,907)	1,519
Decrease (Increase) in Commissions Receivable	3,279,483	(3,037,247)
(Increase) Decrease in Prepaid Expenses	(122,938)	2,472
(Decrease) Increase in Accounts Payable and Accrued Expenses	(681,949)	319,967
Decrease in Deferred Revenue	(8,333)	(8,334)
Net Cash Provided by (Used in) Operating Activities	1,739,534	(548,809)
Cash Flows from Investing Activities:		
Proceeds from Maturity of Certificate of Deposit	859,284	506,883
Net Repayments from Members	97,271	144,013
Net Repayments from Related Parties	85,440	443
Return on Investment in Bulger Capital Partners GP, L.P.	139,414	-
Acquisition of Property and Equipment	(17,787)	-
Net Cash Provided by Investing Activities	1,163,622	651,339
Net Cash Used in Financing Activities		
Members' Distributions	-	(65,062)
Net Increase in Cash	2,903,156	37,468
Cash, Beginning	76,017	38,549
Cash, Ending	$ 2,979,173	$ 76,017

Supplemental Disclosure of Non-Cash Investing Activities:

During the year ended December 31, 2010, in exchange for services, the LLC received marketable equity securities with a fair value of $97,791. Subsequent to receiving the equity securities, the LLC transferred a portion of the marketable equity securities, with a then fair value of $14,442, to a former employee, which has been included in compensation expense in the accompanying consolidated statements of operations.

1. Significant Accounting Policies:

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Bulger Capital, LLC (the "Parent") and its wholly owned subsidiary, Bulger Capital Partners, LLC ("BCPLLC") (collectively referred to as the "LLC"). All significant inter-company balances and transactions have been eliminated in consolidation.

Reporting Entity: The Parent, which was formed on December 6, 2007 as a Massachusetts limited liability company, is primarily engaged in investment advisory and capital raising activities, and is registered under the Securities Exchange Act of 1934 as a broker/dealer. BCPLLC was formed on December 6, 2007 as a Massachusetts limited liability company with a primary business purpose to hold certain investments.

Revenue Recognition: The LLC recognizes transaction fees at the time the transaction is completed and the income is readily determinable. Initial nonrefundable retainer fees are recognized over the term of the contract.

Fair Value: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. In order to measure fair value, the LLC uses a fair value hierarchy for valuation inputs which gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy is as follows:

Level 1 - Inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the LLC has the ability to access.

Level 2 - Inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.

Level 3 - Inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Cash: The LLC maintains cash in bank deposit accounts which, at times, may exceed the federally insured limits.

Certificate of Deposit: The LLC's certificates of deposit had original maturities of one year or less.

Commissions Receivable and Concentration of Credit Risk: Financial instruments that potentially subject the LLC to concentration of credit risk consist primarily of commissions receivable. Commissions receivable are stated at the amount management expects to collect from outstanding balances. The LLC performs ongoing credit evaluations of its customers and generally requires no collateral to secure accounts receivable. The LLC maintains an allowance for potentially uncollectible commissions receivable based upon its assessment of the collectability of commissions receivable.

Investments in Marketable Securities: Investments in certain debt and equity securities are required to be classified based on the LLC's intent and ability to hold such securities. The classifications of the securities as "trading," "available for sale" or "held to maturity" are determined at the time the investments are purchased and are reassessed during the period in which the securities are held. Dividend and interest income are accounted for on the accrual basis.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Furniture and Fixtures	5 Years
Computers	5 Years
Leasehold Improvements	Life of Lease

Deferred Revenue: Fees billed and collected in advance of the aforementioned revenue recognition criteria are recorded as deferred revenue until earned.

Income Taxes: No provision for federal or state income taxes is presented in these consolidated financial statements, as Bulger Capital, LLC is a limited liability company and, accordingly, the LLC's taxable income is allocated to its members for income tax reporting purposes. However, in certain circumstances, the LLC (or another legal entity which is consolidated in the LLC's financial statements) may be required to pay income taxes to a state or foreign country.

1. Significant Accounting Policies (Continued):

The LLC assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the consolidated financial statements. The LLC's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its consolidated statements of operations.

The LLC has not recognized any liabilities for uncertain tax positions or unrecognized benefits as of December 31, 2010 and 2009. The LLC does not expect any material change in uncertain tax benefits within the next twelve months. The LLC is open to examination by the applicable taxing authorities for the tax years ended December 31, 2010, 2009, 2008, and 2007.

Uses of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Actual results experienced by the LLC may differ from those estimates.

Reclassification: Certain accounts in the December 31, 2009 financial statements have been reclassified for comparative purposes to conform to the presentation in the 2010 financial statements.

Subsequent Events: Management has evaluated subsequent events spanning the period from December 31, 2010 through February 28, 2011, the latter representing the issuance date of these financial statements.

2. Investments in Marketable Securities:

As of December 31, 2010, the LLC maintains certain investments in marketable equity securities, registered with the Securities and Exchange Commission, which are classified as available for sale. As of December 31, 2010, the net original cost of these investments amounted to $83,350, and the fair value of these investments amounted to $231,388. During the year ended December 31, 2010, unrealized gains on marketable securities in the amount of $148,038 are included in other comprehensive income in the accompanying consolidated statements of changes in members' equity.

Assets measured at fair value on a recurring basis at December 31, 2010 include investments in marketable equity securities classified as available for sale. Fair value measurements are based on quoted market prices in active markets, which are considered to be Level 1 inputs in the fair value hierarchy.

2. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6.67% of aggregate indebtedness or $5,000. As of December 31, 2010, the LLC's net capital amounted to $2,944,209.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to 0.01 to 1 as of December 31, 2010.

The LLC does not hold customer funds or securities and is exempt from SEC Rule 15c3-3 pursuant to exemptive provision (k)(2)(i).

3. Due from Related Parties:

Due from related parties represents unsecured, noninterest bearing cash advances to Bulger Capital Partners GP L.P. ("BCPGPLP"), and Bulger Capital Partners L.P. ("BCPLP"). Such entities are affiliated with the LLC through certain common ownership. As of December 31, 2010 and 2009, amounts due from these related parties amounted to $3,213 and $88,653 respectively.

4. Due from Members:

Due from members represented unsecured, 0.5% interest bearing cash advances made to certain members by the LLC. As of December 31, 2009, the LLC had net cash advances due from members in the amount of $159,146. Such amounts were paid in full during the year ended December 31, 2010.

5. Property and Equipment:

Property and equipment as of December 31, 2010 and 2009 consists of the following:

	2010	2009
Furniture and Fixtures	$ 57,529	$ 48,597
Computers	50,445	41,590
Leasehold Improvements	10,333	10,333
	118,307	100,520
Less: Accumulated Depreciation	73,130	40,269
	$ 45,177	$ 60,251

During the years ended December 31, 2010 and 2009, depreciation expense amounted to $32,861 and $15,600, respectively.

6. Investment in Bulger Capital Partners GP, L.P.:

As of December 31, 2010 and 2009, the LLC has a 32.76% and 32.97%, respectively, general partner interest in BCPGPLP. As of December 31, 2010 and 2009, BCPGPLP has a 21.10% and 24.24%, respectively, general partner interest in BCPLP, whose primary business purpose is to hold certain investments. The LLC's investment in BCPGPLP is accounted for in accordance with the equity method of accounting.

The following represents the condensed financial data of BCPGPLP as of and for the years ended December 31, 2010 and 2009:

	2010	2009
Total Assets	$ 1,131,778	$ 1,430,929
Total Liabilities and Partnership Equity	$ 1,131,778	$ 1,430,929
Gain (Loss) on Investments	$ 357,604	$ (3,236)
Other Expenses	(11,699)	(1,370)
Net Income (Loss)	$ 345,905	$ (4,606)

The BCPGPLP has a management agreement with BCPLP. For the years ended December 31, 2010 and 2009, BCPGPLP waived the management fees payable under this management agreement.

The LLC's investment activity in BCPGPLP for the years ended December 31, 2010 and 2009 is as follows:

	2010	2009
Investment Balance, Beginning of Year	$ 378,008	$ 379,527
Contributions of Capital	61,875	-
Return of Capital	(139,414)	-
Share of BCPGPLP's Income (Loss)	220,907	(1,519)
Investment Balance, End of Year	$ 521,376	$ 378,008

7. Operating Lease:

The LLC leases office space in Waltham, Massachusetts through a cancelable lease agreement which expiring in February 2011. Under the lease agreement, the LLC was obligated to make monthly rental payments, subject to an escalation clause, plus its proportionate share of certain operating costs. During the years ended December 31, 2010 and 2009, rent expense incurred by the LLC under this agreement amounted to $151,764 and $144,658, respectively. The lease has been extended with monthly terms under a tenant-at-will agreement.

8. Economic Dependency:

During the years ended December 31, 2010 and 2009, the LLC generated significant revenues from four and one customers, respectively. Services provided to these customers represented approximately 83% and 71%, respectively, of the LLC's total revenues. As of December 31, 2010 and 2009, two and one customers accounted for approximately 93% and 96%, respectively, of the LLC's total commissions receivable balance.

9. Indemnifications:

The LLC is a party to a number of agreements entered into in the ordinary course of business that contain typical provisions which obligate the LLC to indemnify the other parties to such agreements upon the occurrence of certain events. Such indemnification obligations are usually in effect from the date of execution of the applicable agreement for a period equal to the applicable statute of limitations. The aggregate maximum potential future liability of the LLC under such indemnification provisions is uncertain. Since its inception, the LLC has not incurred any expenses as a result of such indemnification provisions. The LLC has not recorded any liability related to such indemnification provisions as of December 31, 2010 and 2009.

For the Year Ended December 31	2010
Aggregate Indebtedness	$ 34,964
Members' Equity	$ 4,171,225
Deductions for Nonallowable Assets:	
Commissions Receivable	(296,659)
Due from Related Parties	(3,213)
Prepaid Expenses	(129,203)
Property and Equipment, Net of Accumulated Depreciation	(45,177)
Investments in Marketable Securities	(231,388)
Investment in Bulger Capital Partners GP, L.P.	(521,376)
Net Capital	2,944,209
Minimum Net Capital Requirement to be Maintained	5,000
Net Capital in Excess of Requirements	$ 2,939,209
Ratio of Aggregate Indebtedness to Net Capital	0.01 to 1

Reconciliation between the audited net capital computation and unaudited Part IIA of Form X-17A-5, the Financial and Operational Combined Uniform Single Report (FOCUS Report) as of December 31, 2010.

Total Net Capital, as reported in the LLC's Unaudited Unconsolidated Focus Report	$ 2,935,268
Net Adjustments for:	
Unrealized Gains and Other Expenses	8,941
Total Net Capital, as reported in the LLC's audited net capital computation	$ 2,944,209

Reconciliation with LLC's Audited Consolidated Statement of Financial Condition and Unaudited Unconsolidated FOCUS Report Statement of Financial Condition as of December 31, 2010:

Total Assets, as reported in the LLC's Unaudited Unconsolidated Focus Report	$ 3,855,468
Net Adjustments to:	
Commissions Receivable	(9,999)
Prepaid Expenses	2,254
Investments in Available for Sale Securities, at Fair Value	140,771
Investment in Bulger Capital Partners GP, L.P.	217,695
Total Assets, as reported in the LLC's Audited Consolidated Statement of Financial Condition	$ 4,206,189
Total Liabilities and Members Equity, as reported in the LLC's Unaudited Unconsolidated Focus Report	$ 3,855,468
Net Adjustments to:	
Revenues and Administrative Expenses	(9,283)
Accounts Payable and Accrued Expenses	(8,941)
Unrealized Gain on Available for Sale Securities	148,038
Gain on Equity Investment in Bulger Capital Partners GP, L.P.	220,907
Total Liabilities and Members Equity, as reported in the LLC's Audited Consolidated Statement of Financial Condition	$ 4,206,189

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The LLC operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The LLC is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2010.

To the Members
Bulger Capital, LLC and Subsidiary
Waltham, Massachusetts

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Bulger Capital, LLC and Subsidiary as of December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of the LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons, and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MFA

To the Members
Bulger Capital, LLC and Subsidiary
Page Two

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness; yet important enough to merit attention by those responsible for oversight of the LLC's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the LLC's annual consolidated financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members', the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 28, 2011

1 Highwood Drive, Tewksbury, MA 01876